Form 10-K/A, Exhibit 13
period 1997-09-30
SECOM GENERAL CORP
filed 1998-02-04
CIK 790375

[Front Cover]



[Secom Logo]              Secom General Corporation
                    -------------------------------------
                    Building Value in Basic Manufacturing











                      1997 ANNUAL REPORT AND FORM 10-K

                            REPORT TO STOCKHOLDERS

January 1998

     The Company's 1997 fiscal year ended with mixed financial results. While the Tooling Segment (comprised of Form Flow, Inc., L & H Die, Inc., and Micanol, Inc.) posted another solid year of profitability, the Metal Parts Forming Segment (comprised of Uniflow Corporation) struggled with another year of operating losses and the Production Machining Segment (comprised of Milford Manufacturing Corporation), while posting early profits, ended the year with significant losses which have continued into the first quarter of fiscal 1998. Given the mixed financial results of fiscal 1997, management has developed a strategic plan aimed at enhancing the profitable business units of the Company, strengthening the business operations with potential profitability, while divesting the Company of unprofitable operations.

     The Tooling Segment was again the star performer among the Company's business units. Both net sales and gross profit on sales improved during fiscal 1997, in part, due to management's ability to control labor and related support expenses as well as to focus on expanding customer sales. We anticipate that the Tooling Segment will continue to post strong results for fiscal 1998 and we are currently pursing expansion opportunities as a result of customer requests. In addition, we are currently investigating the possibility of establishing a satellite tooling location near our larger customers which would allow the Company to respond more rapidly to customer orders.

     The Metal Parts Forming Segment, which is comprised only of Uniflow Corporation, had another disappointing year, posting its second operating loss in two years. These losses were attributable, at least in part, to Uniflow's endeavors in the forming of air bag housings as well as component production on our largest cold-former machine (FX85 1250 National Cold Former). While Uniflow's efforts towards development of an expanded FX85 parts forming business generated sizable sales opportunities, management has concluded that Uniflow lack the necessary "critical mass" within cold heading to successfully produce orders. In addition, efforts towards expanding the FX85 parts forming business had the effect of diverting critical expertise from Uniflow's traditional product lines (suspension housings, wheel studs and tubular transmission components) causing these product lines to suffer as well.

     We believe that Uniflow's traditional product lines can be successful and profitable. Therefore, we are undertaking efforts to streamline operations, refocusing on Uniflow's traditional product lines. In doing this, we are establishing benchmarks in order to attain greater profitability and will be continually monitoring Uniflow's performance against those benchmarks during fiscal 1998.

     As part of our efforts to streamline Uniflow's operations, we are pursing a divestiture of the FX85 parts forming business and related equipment. In an effort to further eliminate unprofitable operations, we are currently analyzing Uniflow's assets to identify those which are under utilized or fail to provide an adequate return on investment. We intend to sell those assets during fiscal 1998.

     While the Production Machining Segment posted promising results in early fiscal 1997, its performance declined during the last quarter of fiscal 1997 and into the first quarter of fiscal 1998. We are currently reviewing all aspects of operations of this segment in order to determine and implement cost cutting measures. In addition, since the Production Machining Segment has only one significant customer, we are working very closely with that customer on contract commitments, costs and pricing.

     Although the Company's fiscal 1997 was profitable, the latter part of fiscal 1997 and the early part of fiscal 1998 have been difficult. Nevertheless, our goal is to make all operations profitable during fiscal 1998. We believe that we can achieve this by substantially completing the Uniflow streamlining by mid-1998, and by reaching agreement with Milford's primary customer in the near term, such that Milford will not continue to sustain ongoing operating losses on parts sold to that customer.

                                                 Sincerely,


                                                 /s/ Robert A. Clemente
                                                 Robert A. Clemente
                                                 Chairman, President and CEO

CORPORATE INFORMATION
=============================================================================

 Officers and Directors                    Transfer Agent

 Robert A. Clemente, Chairman of the       American Stock Transfer & Trust Co.
 Board, President and CEO.                 40 Wall Street
                                           New York, New York 10005
 David J. Marczak, Director, Chief
 Financial Officer, Secretary and          Legal Counsel
 Treasurer.
                                           Nedelman Romzek Smith & Wolf
                                           Southfield, Michigan
 Martin J. Eidemiller, Vice President
 - Tooling Group.

 Gregory Adamczyk, Director, is            Auditors
 majority owner and a director of
 Forward Planning Corp., an                Deloitte & Touche LLP
 engineering firm that specializes in      Detroit, Michigan
 manufacturing plant layout, design
 and related systems.                      Market Makers

                                           First of Michigan Corporation
                                           Roney & Company
 Rocco Pollifrone, Director, is            Troster Singer Corp.
 President and CEO of Forward              Nash Weiss / Div. of Shatkin Inv.
 Planning Corp., an engineering firm       Mayer & Schweitzer, Inc.
 that specializes in manufacturing         Wien Securities Corp.
 plant layout, design and related          J. Alexander Securities Inc.
 systems.

 Orville K. Thompson, Director, is         Executive Offices
 owner and President of MST Steel
 Corp., a steel service center.            46035 Grand River Avenue
                                           Novi, Michigan 48374
                                           (248)-305-9410
 Richard Thompson, Director, is a          (248)-347-2829 facsimile
 Vice President of MST Steel Corp., a
 steel service center.
                                           Subsidiaries

                                           Form Flow, Inc.
                                           6901 Cogswell
                                           Romulus, Michigan 48184

                                           L & H Die, Inc.
                                           PO Box 157
                                           38200 Ecorse Road
                                           Romulus, Michigan 48174

                                           Micanol, Inc.
                                           PO Box 881
                                           46001 Grand River Avenue
                                           Novi, Michigan 48376

                                           Milford Manufacturing Corporation
                                           101 Oak Street
                                           Milford, Michigan 48381

                                           Uniflow Corporation
                                           PO Box 705
                                           26600 Heyn Drive
                                           Novi, Michigan 48376-0705

[Back Cover]










[Secom Logo]            Secom General Corporation
                   ---------------------------------------
                   46035 Grand River Avenue Novi, MI 48374
                        248-305-9410 Fax 248-347-2829